FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                       No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated September 8, 2005, regarding the capitalization of the legal reserve.

Item 1

Lima, September 8th, 2005

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Re: Key Events

Dear Sirs,

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that the Shareholders Meeting, held today on first call, adopted the following decisions which are considered key events:

1.	Approved the capitalization of the legal reserve in a total amount of S/344,392,883.40 (three hundred forty-four million, three hundred ninety-two thousand, eight hundred eighty-three and 40/100 Nuevos Soles) and, therefore, the increase of the capital stock in such amount. As a result of such agreement, the capital stock increased by S/1,721,964,417.00 (one billion, seven hundred twenty-one million, nine hundred sixty-four thousand, four hundred seventeen and 00/100 Nuevos Soles), which will be materialized through the increase of the share’s nominal value from S/0.80 to S/1.00, maintaining the same number of shares issued (1,721,964,417).

2.	Approved the amendment of Article 5 of the Company’s bylaws with respect to the amount of the capital stock.

Finally, we inform you that according to the faculties granted by the Shareholders Meeting, it was determined that the increase of the capital stock will be effective on September 19th, 2005. We emphasize that, according to the agreement by the Shareholders Meeting, it will not proceed to the issue of new shares, but it will proceed to the resale of the already issued. In the case of shares represented in physical certificates, such resale will be effective as of September 19th, 2005, for which the respective holders should go to the offices located at Jorge Basadre No. 592, Blue Tower, first floor, between 9:15 a.m. and 14:30 p.m.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: September 14, 2005	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.